SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 29, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual General Meeting, Information Circular, Proxy Form and Supplemental Mailing List request form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   January 29, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

NOTICE OF

ANNUAL GENERAL MEETING

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

Marriott Toronto Downtown Eaton Centre Hotel

Trinity Ballroom

525 Bay Street

Toronto, Ontario

Canada  M5G 2L2

at 10:00 a.m. (Toronto time)

on February 25, 2010

TO THE SHAREHOLDERS OF

TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at Marriott Toronto Downtown Eaton Centre Hotel, Trinity Ballroom, 525 Bay Street, Toronto, Ontario, Canada M5G 2L2 on February 25, 2010 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.

To receive and consider the Chairman's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2009.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect directors for the ensuing year.

4.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 21, 2010 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent prior to 10:00 am (Toronto time) on February 23, 2010.  The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 21st day of January, 2010

                                                                                    By Order of the Board

            “James E. Sinclair”

                                                                                    James E. Sinclair

                                                                                    Chairman and Chief Executive Officer

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

INFORMATION CIRCULAR

(As at January 21, 2010 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation" or “Tanzanian Royalty”) for use at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held on February 25, 2010 and at any adjournment(s) thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy.  To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Proxy Dept., Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the Notice of Meeting or other business which may properly come before the Meeting.  Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)

a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)

a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 91,245,128 Common Shares are issued and outstanding.  Each Common Share carries with it one vote.  The holders of Common Shares of record at the close of business on January 21, 2010 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)

a shareholder has transferred the ownership of any shares after January 21, 2010, and

(ii)

the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The By-laws of the Corporation provide that a quorum at any Meeting of Shareholders shall be persons present not being less than two (2) in number and who hold or represent not less than twenty percent (20%) of the total number of the issued shares of the Corporation for the time being enjoying voting rights at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.

Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2009, (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting.  Shareholders should note that in accordance with the rules of National Instrument 51-102, “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed.  Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com.

II.

Election of Directors

The board of directors of the Corporation (the “Board” or the “Board of Directors”) currently consists of eight (8) directors, all of whom are elected annually.  The term of office for each of the present directors of the Corporation expires at the Meeting.  All of the current directors of the Corporation will be standing for re-election.  The number of directors for the ensuing year is fixed at eight (8), subject to such increases as may be permitted by the Articles of the Corporation.

The eight persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002	2,520,312
Joseph Kahama Tanzania President and Director	President of the Company and President of Tanzania American International Development Corporation 2000 Limited, a wholly owned subsidiary of Tanzanian Royalty Exploration Corporation	February 29, 2008	2,322
Norman Betts(2) New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005	0
Anton Esterhuizen(3) South Africa Director	Managing Director, Pangea Exploration (Pty) and a Director of NWT Uranium Corporation	January, 2001	82,644
William Harvey(2) Connecticut Director	Psychologist	April 30, 2002	330,701
Marek J. Kreczmer(3) British Columbia Director	CEO, Chairman and Director of Hana Mining Ltd.	July 24, 1991	321,175
Rosalind Morrow Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	361,864
Ulrich E. Rath(2)(3) Ontario Director	President and CEO and Director of Chariot Resources Ltd., and Director of Starfield Resources Inc.	October 7, 2003	23,348

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 21, 2010 is based on information furnished to the Corporation by the individual nominees.

(2)

Member of Audit and Compensation Committee and Nominating Committee.

(3)

Member of Technical Committee.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

1.

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

2.

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III.  Appointment of Auditors

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and that the directors be authorized to fix their remuneration.  KPMG LLP have been the Corporation’s Auditors since October 30, 2002.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board of Directors.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company.  No consultant or advisor has been retained by the Company to assist in determining compensation.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Company’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Company will be established for each position through comparative salary surveys of similar type and size companies.  Both individual and corporate performances will be taken into account.

Incentive bonuses, in the form of cash payments, based on merit, are designed to add a variable component of compensation, taking into account corporate and individual performances for executive officers and employees.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.  The Company awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Company does not presently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board of Directors.  The Company’s equity compensation plans are discussed in more detail below, under the sub-headings, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers.  “Named executive officer” of the Company as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by NI 51-102 “Continuous Disclosure Obligations”, means an individual who, at any time during the year, was:

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Company has five (5) named executive officers, namely James E. Sinclair, Chief Executive Officer of the Company, Regina Kuo-Lee, Chief Financial Officer of the Company, Jonathan G. Deane, President of the Company to August 31, 2009, Joseph Kahama, President of the Company effective September 1, 2009, and Riaan Van der Westhuizen, Senior Vice President of the Company effective September 1, 2009.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2009:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, CEO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2009 2008 2007	90,000 90,000 90,000	40,000 40,000 25,000	4,500 4,500 4,500	None None None	None None None	None None None	7,500 7,500 7,500	102,000 102,000 102,000
Jonathan Deane, Former President*	2009 2008 2007	171,075(1) 145,782(1) 163,524(1)	Forfeited Forfeited Forfeited	5,430 4,980 5,716	None None None	None None None	None None None	18,260 3,750 11,004	194,765 154,512 180,244
Joseph Kahama, President	2009 2008 2007	56,540 46,564 45,975	68,750 68,750 31,250	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	56,540 46,564 45,975
Riaan van der Westhuizen, Senior, Vice President	2009 2008 2007	199,935(1) 160,792(1) 157,420(1)	34,375 34,375 31,250	9,480 7,023 5,452	None None None	None None None	None None None	5,670 500 2,243	215,085 168,315 165,115
(1) Includes taxes paid in Tanzania and statutory deductions

*Jonathan Deane resigned as President and Director effective September 1, 2009.

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date		Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	None	Nil	Not applicable	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	None	Nil	Not applicable	2009 2008 2007	40,000 40,000 25,000	10,416 7,220 4,480	40,000 40,000 25,000
Jonathan Deane, Former President*	None	Nil	Not applicable	2009 2008 2007	Nil Nil Nil	17,903(1) 12,410(1) 11,201(1)	Nil Nil Nil
Joseph Kahama, President	None	Nil	Not applicable	2009 2008 2007	68,750 68,750 31,250	17,903 12,410 5,600	68,750 68,750 31,250
Riaan van der Westhuizen, Senior Vice President	None	Nil	Not applicable	2009 2008 2007	34,375 34,375 31,250	8,952 6,205 5,600	34,375 34,375 31,250

(1)

Jonathan Deane resigned as President and Director effective September 1, 2009, and accordingly his entitlement to 41,514 RSUs was forfeited subsequent to the fiscal year end.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	Nil	Nil	None
Regina Kuo-Lee, CFO	Nil	Nil	None
Jonathan Deane, Former President*	Nil	Nil	None
Joseph Kahama, President	Nil	25,000	None
Riaan van der Westhuizen, Senior Vice President	Nil	Nil	None

*Jonathan Deane resigned as President and Director effective September 1, 2009.

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2009, to named executive officers of the Company. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of April 11, 2006, the Board resolved to suspend 2,000,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The RSU Plan was approved by the shareholders at the Annual Meeting held February 27, 2006.  The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 89,906 RSUs during the fiscal year ended August 31, 2009.

RSUs Granted to Directors and Executive Officers During the Fiscal Year Ended August 31, 2009:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election ($)	Vesting Period(2)	Expiration Date
Norman Betts	May 27, 2009	15,381	20,000	1 year	May 27, 2010
Jonathan Deane(3)	May 27, 2009	17,903	N/A	N/A	Expired
Anton Esterhuizen	May 27, 2009	16,569	12,000	1 year	May 27, 2010
William Harvey	May 27, 2009	13,129	25,208	1 year	May 27, 2010
Joseph Kahama	May 27, 2009	17,903	N/A	3 years	May 27, 2012
Marek Kreczmer	May 27, 2009	13,795	26,090	1 year	May 27, 2010
Regina Kuo-Lee	May 27, 2009	10,416	N/A	3 years	May 27, 2012
Rosalind Morrow	May 27, 2009	17,903	N/A	3 years	May 27, 2012
Ulrich Rath	May 27, 2009	13,129	25,208	1 year	May 27, 2010
RSUs granted to directors and executive officers as a group: 136,128

(1)

Valued at $3.84 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs)

(2)

Subject to the conditions of the RSU Plan with respect to earlier vesting.

(3)

Jonathan Deane resigned as President and Director effective September 1, 2009, and accordingly his entitlement to 17,903 RSUs was forfeited subsequent to the fiscal year end.

At the election of each outside director, directors’ fees of $104,877 were paid to outside directors during the fiscal year ended August 31, 2009.

The following RSUs granted to outside directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2009 and 50,782 shares were issued on May 20, 2009:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election ($)	Vesting Period	Expiration Date
Norman Betts	May 20, 2008	10,661	20,000	1 year	May 20, 2009
Anton Esterhuizen	May 20, 2008	11,485	12,000	1 year	May 20, 2009
William Harvey	May 20, 2008	9,589	22,500	1 year	May 20, 2009
Marek Kreczmer	May 20, 2008	9,947	23,958	1 year	May 20, 2009
Ulrich Rath	May 20, 2008	9,100	25,208	1 year	May 20, 2009

        (1)  Valued at $5.54 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs)

The following RSUs granted to directors during the fiscal year ended August 31, 2006 vested during fiscal year ended August 31, 2009 and 6,267 shares were issued on April 11, 2009:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	3,482	April 11, 2006	Vested	April 11, 2009
Ulrich Rath	2,785	April 11, 2006	Vested	April 11, 2009

(1) Valued at $7.18 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs)

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2009 are outstanding as of August 31, 2009.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.  During fiscal 2009, 15 participants, including participating directors, together with Company contributions, have purchased 46,580 common shares under the ESOP.  The average monthly participant contributions are $7,432 and the Company’s matching monthly contribution is $6,932 per month.   Included in the above contributions are the following director and executive officer annual contributions:

Name	Director Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Jonathan Deane*	5,430	5,430	2,891
Marek Kreczmer	10,000	10,000	5,382
Regina Kuo-Lee	4,500	4,500	2,422
Rosalind Morrow	10,000	10,000	5,883
Riaan van der Westhuizen	12,640	9,480	6,003

*Jonathan Deane resigned as President and Director effective September 1, 2009.

In addition to payments to directors disclosed above (see “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”), certain members of the Company’s Technical Committee receive a monthly retainer:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2009 (US$)
Marek Kreczmer	February 2009 – August 2009	$4,000	$28,000
Ulrich Rath	February 2009 – August 2009	$4,000	$28,000
Anton Esterhuizen	February 2009 – August 2009	$8,400	$58,800

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	311,499	$4.539	335,386
Total	311,499	$4.539	335,386

Termination and Change of Control Benefits

There are no management or consulting agreements with any directors or officers of the Corporation, and no arrangements for termination or change of control benefits.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also named executive officers, for the Corporation’s most recently completed financial year:

NAME	FEES EARNED ($)	RSUS GRANTED(1) (#)	CASH COMPENSATION ELECTION ($)	ALL OTHER COMPENSATION (US$)	TOTAL ($)
Norman Betts	79,062	15,381	20,000	Nil	79,062
Anton Esterhuizen	75,625	16,569	12,000	58,800	134,425
William Harvey	75,625	13,129	25,208	Nil	75,625
Marek Kreczmer	79,062	13,795	26,090	28,000	107,062
Rosalind Morrow	68,750	17,903	Nil	Nil	68,750
Ulrich Rath	75,625	13,129	25,208	28,000	103,625

 (1) Valued at $3.84 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs)

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the Toronto Stock Exchange for the five most recently completed financial years.  The S&P/TSX Composite Index is a total return index.

Cumulative Value of $100 CND Investment
450
400
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009
Tanzanian Royalty
TSX Composite

	08/31/2005	08/31/2006	08/31/2007	08/31/2008	08/31/2009
Tanzanian Royalty Exploration Corp.	$171.79	$674.36	$432.48	$375.21	$173.13
S&P/TSX Composite Index	$118.66	$134.29	$151.94	$153.17	$101.87

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. Norman Betts (Chair)	Independent(1)	Financially literate(2)
Dr. William Harvey	Independent(1)	Financially literate(2)
Mr. Ulrich Rath	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

For further details about the Audit and Compensation Committee, Shareholders are referred to pp. 46 to 51 of the Corporation’s Form 20-F dated November 27, 2009 (filed on SEDAR as the Corporation’s Annual Information Form) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The Board has confirmed the strategic objective of the Corporation of seeking out and exploring gold and diamond deposits with the intention of partnering with an exploration corporation to generate a royalty interest in a deposit that results in production.  The Corporation intends to become a financial company that acts as a proxy for gold having generated its income from the exploration projects that are developed by others producing royalties from the property inventory.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board of Directors describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.  Board of Directors

As at the date hereof, the Board is comprised of eight (8) directors, five (5) of whom are independent for the purposes of NI 58-101. Those directors are:  Norman Betts, Anton Esterhuizen, William Harvey, Marek Kreczmer and Ulrich Rath.

James Sinclair is not independent as he serves as Chairman and CEO of the Corporation.    Joseph Kahama is not independent as he serves as Senior Vice President of the Corporation and President of the Corporation’s wholly owned subsidiary, Tanzania American International Development Corporation 2000, and since September 1, 2009, has served as the President of the Corporation.   Rosalind Morrow is not independent as Borden Ladner Gervais LLP, the law firm of which she is a Partner, provides legal services to the Company.  Jonathan Deane resigned as President and a Director effective September 1, 2009, and he was not independent since he served as the President of the Corporation.

The Board of directors of the Corporation consists of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:

Starfield Resources Inc.; Tembec Inc. and New Brunswick Power Corp.; Export Development Canada, Adex Mining Inc. and Rtica Corporation and Chairman Capital Corporation.

Anton Esterhuizen:

Managing Director, Pangea Exploration (Pty) Ltd.; NWT Uranium Corp.

Marek Kreczmer:

Hana Mining Ltd., Mira Resources Corp.

Ulrich Rath:

Chariot Resources Ltd

The independent directors hold separate meetings at which management is not in attendance.  The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors.

The Chair of the Board, James Sinclair, is not an independent director. The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management, who meet together following each Board Meeting.  The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Company held three board meetings since the beginning of the recently completed financial year.  Due to the various global locations of the Corporation’s directors, board members attend via telephone conference call.  Due to schedule conflicts, Marek Kreczmer, Jonathan Deane, Joseph Kahama, Norman Betts and Rosalind Morrow were unable to attend one board meeting; and Ulrich Rath was unable to attend two board meetings.  Due to conference call technical difficulties, John Deane and William Harvey were available and willing but unable to attend one meeting.

The Company held two Independent Directors meetings since the beginning of the recently completed financial year.  Due to travel conflict, Marek Kreczmer was unable to attend one meeting.  All other Independent Directors attended all the Independent Directors meetings.

The Company held four Audit and Compensation Committee meetings since the beginning of the recently completed financial year.  Due to prior commitments Ulrich Rath   was unable to attend two Audit and Compensation Committee meetings.  All other Audit and Compensation Committee members attended all the Audit and Compensation Committee meetings.

The Company held five Technical Committee meetings since the beginning of the recently completed financial year.  Due to travel conflict, Anton Esterhuizen was unable to attend one meeting however he provided comments to the Committee for discussion at the meeting.  All Technical Committee members attended all the Technical Committee meetings.

2. Board Mandate

The following is the mandate of the Board of Directors of the Corporation (the “Board”):

•

Advocate and support the best interests of the Corporation;

•

Review and approve strategic, business and capital plans for the Corporation;

•

Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•

Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

•

Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

•

Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•

Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•

Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

•

Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

•

Select, evaluate, and compensate the senior management;

•

Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;

•

Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders;  in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

•

Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

•

Monitor overall safety and environmental policies and programs;

•

Monitor the development and implementation of programs for management succession and development; and

•

Discharge such other duties as may be required for the good stewardship of the Corporation.

3.  Position Descriptions

The Board has developed a written position description for the Chairman of the Board.  The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO.  The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction.  The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.  Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports).  New directors are encouraged to visit and meet with management on a regular basis.  Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors.  However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.  Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour.  The Code is available upon request from the Corporation at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada.  The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com   The Code is also available for viewing on the SEDAR website at www.sedar.com.  The Board accepts the responsibility of monitoring compliance with the Code.   The Corporation has filed no material change reports relating to departures from the code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.  Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Nominating Committee comprised of independent directors Norman Betts, William Harvey and Ulrich Rath.  When a vacancy on the Board arises, the Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

7.  Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.  Other Board Committees

The Board has appointed three committees, an Audit and Compensation Committee, a Nominating Committee and a Technical Committee.

The Audit and Compensation Committee is comprised of three independent directors: Norman Betts (Chairman), Ulrich Rath and William Harvey.  The Audit and Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

The Nominating Committee is comprised of three independent directors:  Norman Betts (Chairman), Ulrich Rath and William Harvey.  The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.  When a vacancy on the Board arises, the independent directors of the Nominating Committee will be encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

The Technical Committee is comprised of three unrelated and outside directors:  Marek J. Kreczmer (Chairman), Ulrich Rath, Anton Esterhuizen, and one former inside director, Jonathan Deane. Jonathan Deane resigned effective September 1, 2009.  Riaan Van der Westhuizen was appointed to the Technical Committee with effect from September 1, 2009.  The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board.

9.  Assessments

Due to the size of the Corporation’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.  The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis.  Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the Board.  The Board considers this to be an appropriate role for Mr. Sinclair.  The Board has functioned, and is of the opinion that it can continue to function, independently as required.  When necessary or desirable, the Board will establish committees composed of members who are independent with respect to the issue to be determined.

The Board, together with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements for the year ended August 31, 2009 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 404 – 1688 152nd Street, South Surrey, British Columbia, V4A 4N2.  Such copies will be sent to any shareholder without charge.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

9th Floor – 100 University Avenue

Toronto, Ontario  M5J 2Y1

Fax:  1-866-249-7775

The undersigned shareholder hereby elects to receive:

❑

Interim Financial Statements for the first, second and third financial quarters of 2010 and the related MD&A;

and/or

❑

Annual Financial Statements for the fiscal year ended August 31, 2010 and 2009 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am a:

❑

Registered shareholder OR

❑

Beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP No.:  87600U104

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 25, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Eastern Time, on February 23, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

21DE09101.E.SEDAR/000001/0000016

Appointment of Proxyholder

I/We, being holder(s) of TANZANIAN ROYALTY EXPLORATION CORPORATION hereby appoint: James E. Sinclair, Chairman and CEO of the Corporation, or failing this person, Regina Kuo-Lee, Chief Financial Officer of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of TANZANIAN ROYALTY EXPLORATION CORPORATION to be held at Marriott Toronto Downtown Eaton Centre Hotel, Trinity Ballroom, 525 Bay Street, Toronto, Ontario, on February 25, 2010 at 10:00 a.m., Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

For

1. Number of Directors
To set the number of Directors at eight (8). ☐ ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James E. Sinclair	☐	☐	02. Joseph Kahama	☐	☐	03. Norman Betts	☐	☐
04. Anton Esterhuizen	☐	☐	05. William Harvey	☐	☐	06. Marek Kreczmer	☐	☐
07. Rosalind Morrow	☐	☐	08. Ulrich Rath	☐	☐			

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For

3. Appointment of Auditors
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 8 1 3 0 4 A R 2 T N X Q

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on February 25, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 10:00 a.m., Eastern Time, on February 23, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

21DE09101.NOBO.E.SEDAR/000001/000001

Appointee(s)

Management Appointees are: James E. Sinclair, Chairman and CEO of the Corporation, or failing this person, Regina Kuo-Lee, Chief Financial Officer of the Corporation,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of TANZANIAN ROYALTY EXPLORATION CORPORATION to be held at Marriott Toronto Downtown Eaton Centre Hotel, Trinity Ballroom, 525 Bay Street, Toronto, Ontario, on February 25, 2010 at 10:00 a.m., Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

For

1. Number of Directors
To set the number of Directors at eight (8). ☐ ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James E. Sinclair	☐	☐	02. Joseph Kahama	☐	☐	03. Norman Betts	☐	☐
04. Anton Esterhuizen	☐	☐	05. William Harvey	☐	☐	06. Marek Kreczmer	☐	☐
07. Rosalind Morrow	☐	☐	08. Ulrich Rath	☐	☐			

For

3. Appointment of Auditors
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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